Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINAEDU ANNOUNCES RESIGNATION OF CHIEF FINANCIAL

OFFICER

BEIJING, CHINA — March 19, 2008 — ChinaEdu Corporation (NASDAQ: CEDU), an educational services provider in China (“ChinaEdu” or the “Company”), announced today that Mr. Michael Xu, the Company’s Chief Financial Officer, will be resigning from his position, effective March 31, 2008, for family reasons.

The Company’s Chief Executive Officer, Ms. Julia Huang, will serve as interim Chief Financial Officer, effective March 31, 2008, until a successor is named. The Company has commenced a search for a permanent Chief Financial Officer, and will announce the appointment of a permanent Chief Financial Officer when this process is complete.

Ms. Julia Huang, the Company’s Chairman and Chief Executive Officer, commented, “Michael played an important role in our IPO and greatly helped the Company to improve its financial function. On behalf of the board of directors, we would like to thank Michael for his contributions to the Company and wish him all the best in his future endeavors.”

Ms. Huang added, “We are committed to identifying a highly qualified permanent Chief Financial Officer in the near term and to continuously improving our finance function.  We believe the Company’s finance function will not be impacted adversely in any significant manner with Mr. Xu’s departure.”

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with twelve universities to operate online degree programs, ten of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

In China:

Julia Huang

Chief Executive Officer

ChinaEdu Corporation

Phone: +86-10-8418 6655 x1001

E-mail: julia@chinaedu.net

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

In the United States:

Jessica McCormick,

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com

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